

July 5, 2018

F. Jacob Cherian
Chief Executive Officer
I-AM Capital Acquisition Company
1345 Avenue of the Americas, 11th Floor
New York, NY 10105

> **Re: I-AM Capital Acquisition Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 22, 2018**
> **File No. 001-38188**

Dear Mr. Cherian:

We have reviewed your revised filing and your response to the comments in our letter dated June 12, 2018 and have the following additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to our prior comment 2 and reissue. Please revise to include the financial statements for I-AM Capital Acquisition Co. pursuant to Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to do so. In this regard, we note your response focused on what was being delivered to stockholders rather than what is required in your proxy statement and how you are satisfying such disclosure obligations.

Questions and Answers About the Proposals
What equity stake will I-AM Capital hold in Smaaash after the closing?, page 2

2. Please include a separate table to disclose the range of equity stakes that I-AM Capital will hold in Smaaash after closing of the share exchange described on page 45. Please also disclose, if true, that depending on the amount of redemptions, I-AM Capital may own less than 50% of the equity in Smaaash after the share exchange and revise the disclosure on page 105 accordingly.

Summary of the Proxy Statement
The Transaction, page 9

3. We note your disclosure on page 45 that within six months of the closing of the transaction that the Smaaash Founders will transfer all of their ownership interest in Smaaash to I-AM Capital in exchange for newly issued shares of common stock of I-AM Capital with the goal to maintain their 33.6% ownership interest in Smaaash through their new interest in I-AM Capital. Please revise this section to disclose this agreement. Please also add a risk factor to discuss risks to investors related to this large ownership interest in the company being transferred to the Smaaash Founders. In this regard, discuss the anticipated number of shares that will be exchanged and the control the Smaaash Founders may have on I-AM Capital after the exchange.

The Subscription Agreement
Covenants and Agreements, page 45

4. We note your disclosure that the company agreed to invest any money raised from the exercise of outstanding warrants or from capital raises outside of India into Smaaash. Please revise to clarify if this agreement has any investment limit or ceiling. Additionally, please revise the risk factor captioned "After the consummation of the Transaction, I-AM Capital may not have sufficient capital to fund its ongoing operations, effectively pursue its strategy or sustain its growth initiatives" on page 32 to discuss this agreement and any associated risks on the company's liquidity and ability to pursue its plan of operations.

Master Franchise Agreement, page 48

5. Please revise to clarify whether Smaaash will receive any portion of the revenue or other fees in connection with the Master Franchise Agreement.

Background of the Transaction, page 51

6. We note your response to our prior comment 13 and reissue in part. Throughout this section, we note your generic reference that key terms were negotiated or finalized. Please revise this section throughout to describe the negotiations regarding the key terms of the transactions with Smaaash so that investors understand how the parties arrived at the key terms of the transaction. For example, discuss the negotiations surrounding the price for the equity shares of Smaaash, how such price was determined, who recommended such price and any changes to such price throughout the negotiation process. Additionally, we note that the subscription agreement contains a number of covenants and agreements which will effect the company's liquidity and control going forward. Please revise to discuss the negotiations regarding any key covenants or agreements.

7. We note your disclosure that Mr. Kanuga and Mr. Cherian met with representatives of Yes Securities to discuss key terms for a potential transaction and then they arrived at a

potential valuation range for Smaaash. Please revise to disclose the potential valuation range.

Audited Consolidated Financial Statements
General, page F-1

8. Please include updated audited financial statements of Smaaash Entertainment Private Limited in your next amendment in accordance with the age requirement outlined in Item 8.A.4 of Form 20-F.

You may contact Amy Geddes at 202-551-3304 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure